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Winston & Strawn LLP
35 West Wacker Drive
Chicago, Illinois 60601

September 23, 2011

VIA EDGAR AND MESSENGER

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, NE
Mail Stop 3720
Washington, DC 20549-6010

Re:	Groupon, Inc.
Registration Statement on Form S-1 filed on June 2, 2011
Amendment No. 1 filed on July 14, 2011
Amendment No. 2 filed on August 10, 2011
Amendment No. 3 filed on September 23, 2011
File No. 333-174661

Dear Mr. Spirgel:

        On behalf of Groupon, Inc. (the "Company"), enclosed for your review is Amendment No. 3 to the Company's Registration Statement on Form S-1 (Registration No. 333-174661) (the "Registration Statement"), originally filed with the Securities and Exchange Commission (the "Commission") on June 2, 2011, as amended by Amendment No. 1 to the Registration Statement, filed with the Commission on July 14, 2011, and as amended by Amendment No. 2 to the Registration Statement, filed with the Commission on August 10, 2011. An electronic version of Amendment No. 3 has been filed concurrently with the Commission through its EDGAR system. The enclosed copy of Amendment No. 3 has been marked to reflect changes made to Amendment No. 2. As noted in the Company's letter to the Staff dated September 16, 2011, Amendment No. 3 reflects certain revisions to the Company's Summary Consolidated Financial and Other Data, Selected Consolidated Financial and Other Data, Management's Discussion and Analysis of Financial Condition and Results of Operations, Consolidated Financial Statements and Condensed Consolidated Financial Statements to reflect changes in reporting of revenues from Groupons sold to be net of the amounts related to merchant fees.

        Set forth below are the responses of the Company to the Staff's comments contained in the Staff's letter to the Company dated August 19, 2011 relating to the Registration Statement. The Company previously responded on August 29, 2011 to certain of the comments contained in the Staff's August 19th letter and is now submitting responses to the remainder of the Staff's comments. In addition, set forth below are the responses of the Company to certain comments of the Staff raised during a telephone call on September 21, 2011 among the Staff, representatives of the Company, Ernst & Young LLP, the Company's independent auditors, and Winston & Strawn LLP, the Company's outside legal counsel, relating to the Company's financial statement presentation and the repurchase by the Company of certain shares of Company common stock.

        For convenience of reference, the text of the comments in the Staff's August 19th letter has been reproduced in italicized type herein.

Prospectus Summary, page 1

Comment No. 1

        We note your response to comment one from our letter dated July 22, 2011 and the revised disclosure in the third bullet point on this page regarding repeat customers. We also note your other operating metrics on page 8. To the extent feasible, please add a row showing your repeat cumulative customers for the periods presented.

Response:

        In response to the Staff's comment, the Company has revised its disclosure on pages 8, 45, 49, 50 and 60 of the Registration Statement to include repeat cumulative customers as an operating metric. The Company advises the Staff that, as disclosed on page 81 of the Registration Statement, it does not track repeat cumulative customers in each market in which it operates and therefore the Company has not included repeat cumulative customers in the case studies for the periods presented.

Letter from Andrew D. Mason, page 31

Comment No. 2

        We note that you have retained the reference to adjusted consolidated segment operating income in the penultimate paragraph on page 32. Supplementally, please clarify for us the statement that subscriber acquisition costs will "end when this period of rapid expansion in our subscriber base concludes and we determine that the returns on such investment are no longer attractive." As currently written, it appears to us that your largest recurring operating expense in 2010 (other than cost of goods sold) will, at some point in the future, be reduced to zero and that investors should consider that expected result when making an investment decision. In order to help us evaluate this statement in the context of your overall disclosure, please explain to us whether you actually expect these costs to be eliminated and how and when you expect to reach this point. In addition, please explain to us how you plan to sustain such a model once it is achieved, including a discussion of your plans for sustaining growth and replacing lost customers.

Response:

        The Company believes the retained reference to adjusted consolidated segment operating income is appropriate as it is a key metric that management evaluates internally to track the Company's performance. The Company supplementally advises the Staff that, as disclosed on page 34 of the Registration Statement, it is the Company's expectation that its subscriber acquisition costs will decline significantly as the current period of rapid expansion in its subscriber base through online marketing initiatives concludes. The Company anticipates that over time it will reach the conclusion that the resources presently being devoted to such online marketing initiatives are not yielding sufficiently attractive investment returns and as a result it will significantly decrease the amount of such investments. The Company may reach this conclusion due to a variety of factors, including changes in the Company's subscriber economics, the Company achieving subscriber saturation levels in various markets or a determination that subscriber growth objectives can be satisfied though alternative means, including through unpaid, "word of mouth"—which presently accounts for approximately 40% of subscriber growth—or national and targeted deals. The Company does not anticipate that the significant decrease of such online marketing initiatives as a result of such factors will adversely impact its ongoing business with existing customers or subscribers as the related expenses are not designed to drive transactions with such customers and subscribers.

Non-GAAP Financial Measures, page 42

Comment No. 3

        We note your response to comment six from our letter dated July 22, 2011 and your references to CSOI outside of your segment footnotes on pages F-42 and F-72. The presentation of the total segment profit or loss measure in any context other than the ASC 280-required reconciliation in the footnotes would be the presentation of a non-GAAP financial measure. Accordingly, please provide the non-GAAP disclosures required under Item 10 of Regulation S-K. Refer to Question 104.04 of the CD&Is at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response:

        The Company advises the Staff that it has revised its disclosure on pages 3, 7, 8, 9, 10, 44, 45, 46, 48, 60 and 61 of the Registration Statement to provide the non-GAAP disclosures required under Item 10 of Regulation S-K in connection with its presentation of CSOI.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

Overview, page 44

Comment No. 4

        Please balance your disclosure concerning the revenue growth in your International segment with a discussion of its escalating losses. To the extent material, please identify the geographical areas in which these losses were incurred and the reasons for these losses.

Response:

        The Company advises the Staff that it has revised its disclosure on pages 47 and 54 of the Registration Statement to discuss losses in its International segment and the specific geographical areas in which the losses were incurred and the reasons for such losses.

Comment No. 5

        On page 52 please provide a more detailed analysis for the operating loss at each of your segments and explain why the International segment operating loss is significantly higher than the North American segment operating loss as set forth on pages F-42 and F-72.

Response:

        The Company advises the Staff that it has revised page 55 of the Registration Statement to provide a more detailed analysis for the operating loss of each of its segments and to explain why the operating loss of its International segment is higher than the operating loss of its North America segment.

Factors Affecting Our Performance, page 46

Comment No. 6

        We note your response to comment one from our letter dated July 22, 2011. Please incorporate into your disclosure under "Deal sourcing and quality" or other applicable places your response that attracting repeat merchants is not a strategic focus and your general practice is to limit repeat merchants because of your desire to promote diversity and manage merchant backlog.

Response:

        In response to the Staff's comment, the Company has revised its disclosure on page 51 of the Registration Statement to reflect its general practice with respect to repeat merchants.

Results of Operations, page 49

Comparison of the Six Months Ended June 30, 2010 and June 30, 2011, page 49

Comment No. 7

        We note your disclosure under Gross Profit on page 51. Here you state that gross margins decreased in part due to lower gross margins from your Asia-Pacific operations which have substantially lower gross margins. Please discuss the reasons for your lower margins in this part of your business.

Response:

        The Company no longer includes Gross Profit in its financial statement presentation. The Company has added disclosure on page 54 of the Registration Statement in response to the Staff's comment.

Gross Profit, page 58

Comment No. 8

        We note your statement at the bottom of page 44 and top of page 45 that gross profit margins in your International segment are generally higher than in your North American segment. However, page 58 states the "Asia Pacific region has substantially lower gross margins." Please expand your disclosure to describe how certain regions in the International segment can have substantially lower gross margins that are offset by higher margins elsewhere resulting in gross profit margins that are generally higher than the North American segment. Please provide a more detailed analysis of the geographical differences that can impact gross profit margins in the International segment.

Response:

        The Company no longer includes Gross Profit in its financial statement presentation. The Company has added disclosure on page 54 of the Registration Statement in response to the Staff's comment.

Consolidated Segment Operating Income, page 58

Comment No. 9

        Tell us the nature and the materiality of the legal reserve related to the North American segment as disclosed.

Response:

        The Company advises the Staff that it has taken a legal reserve against possible liabilities associated with settling 16 purported class action lawsuits that have been consolidated into a single lawsuit in the United States District Court for the Southern District of California. The Company advises the Staff that the reserve is not material to the business or financial condition of its North America segment.

Acquisitions and the Recoverability of Goodwill and Long-Lived Intangible Assets, page 65

Comment No. 10

        We note your response to comment 17 from our letter dated July 22, 2011. It appears that you have discrete financial information below the operating segment level that is not regularly reviewed by the CODM. Tell us whether such discrete financial information is attributable to business components that may be deemed reporting units. In this regard, please also tell us what your reporting units are for goodwill impairment testing purposes. Refer to ASC 350-20-35-34.

Response:

        The Company advises the Staff that discrete financial information below the operating segment level generated by its corporate financial reporting group is available at the business component level, which may be deemed reporting units. The Company has concluded its reporting units for goodwill testing purposes are at the operating segment level for North America, which includes the United States and Canada, and at the component level, or one level below, for the International operating segment. The International operating segment includes EMEA, which includes Europe, the Middle East and Africa, APAC, which includes Asia, Australia and New Zealand, and LATAM, which includes Latin America, South America and Mexico.

Fiscal Year 2011, page 68

Comment No. 11

        We note your response to comment 18 from our letter dated July 22, 2011. Supplementally confirm to us that the Chinese joint venture did not have a material impact on the company's results of operations, financial condition, and cash flows during fiscal 2011. In this regard, we note various press accounts that your joint venture, Gaopeng, has a few thousand employees and up to 40 offices in China.

Response:

        The Company supplementally confirms to the Staff that its Chinese joint venture has not had, and it is not expected to have, a material impact on the Company's results of operations, financial condition and cash flows in 2011 or for the foreseeable future. As disclosed in footnote 16 to the Company's consolidated financial statements for the year ended December 31, 2010, the Company does not own a majority interest of the Chinese joint venture.

Subscriber Economics, page 77

Comment No. 12

        We note your response to comment 22 from our letter dated July 22, 2011. As stated in your revised disclosure, you believe that "total revenue and total gross profit, rather than average revenue per Groupon sold, are better indicators of [y]our overall growth in each market because these are the measures that [you] aim to maximize in each market. In addition, while gross profit increased in a manner consistent with the increases in revenue, gross margins remained stable in each of these markets for the periods presented." In this regard, it is unclear to us why you did not disclose gross profit and gross margins for each market case study presented. Please advise or revise.

Response:

        The Company no longer includes Gross Profit in its financial statement presentation. The Company respectfully advises the Staff that the disclosure of revenue (including revenue as a percentage of gross billings) for each city would put the Company at a competitive disadvantage and adversely affect the

Company's business and financial condition because of the harm that could result from such disclosure. The Company also respectfully submits that the information provided on page 81 of the Registration Statement with respect to the general trends relating to revenue on a city-by-city basis strikes an appropriate balance between the informational needs of prospective investors and the competitive interests of the Company.

Revenue Recognition, page F-11

Comment No. 13

        Considering your view that the Company, and not the merchant, is the primary obligor in the Groupon transaction, please explain the terms and conditions included in the Company's website that state "Vouchers you purchase through our Site as a Groupon account holder are special promotional offers that you purchase from participating Merchants through our service" and further that "The Merchant is the issuer of the voucher and is fully responsible for all goods and services it provides to you" and why you believe this is consistent with your view.

Response:

        The Company previously responded to Comment No. 13 in its letter to the Staff dated August 29, 2011.

Comment No. 14

        Please tell us what potential liabilities you may have to the customers for the underlying product or service, and if any of these liabilities are mitigated by your merchant agreements.

Response:

        The Company previously responded to Comment No. 14 in its letter to the Staff dated August 29, 2011.

Comment No. 15

        Please tell us if you have recourse to the merchant for any amounts you refund the customer under the Groupon promise. Further, please provide your analysis of any other terms in your merchant agreements that mitigate your risk including, but not limited to, indemnification and other recourse rights that you may have.

Response:

        The Company previously responded to Comment No. 15 in its letter to the Staff dated August 29, 2011.

Stock Repurchase Activity, page F-28

Comment No. 16

        We note your response to comment 32 from our letter dated July 22, 2011. Citing your basis in the accounting literature, tell us why your repurchase of shares held by your CEO at a price in excess of fair value would not be compensatory to him.

Response:

        The Company previously responded to Comment No. 16 in its letter to the Staff dated September 16, 2011. The Company directs the Staff's attention to Comment No. 3 of the "Additional Comments" below for additional information regarding the Company's response.

Comment No. 17

        We note your response to comment 33 from our letter dated July 22, 2011. Tell us the elements that comprise each Restricted Stock Unit and Performance Stock Unit. For instance, is each unit equivalent to a common share of your stock?

Response:

        The Company advises the Staff that each restricted stock unit is equivalent to one common share of the Company's stock and each performance stock unit is equivalent to one common share of the Company's stock. The differences between restricted stock units and performance stock units include vesting terms and the nature of the award.

        As disclosed on page F-33 of the Registration Statement, restricted stock units are granted under the Company's stock compensation plans and vest over time (assuming the participant remains a full-time employee of the Company). Restricted stock units typically vest over a four-year period, with 25% of the awards vesting one year after the grant date and the remaining awards vesting on a monthly basis thereafter. Performance stock units are granted outside of the Company's stock compensation plans pursuant to arm's-length negotiated contracts in connection with certain of the Company's acquisitions. These awards vest when participants have met certain performance-based operational objectives.

4. Goodwill and Other Intangible Assets, page F-19

Comment No. 18

        We note your response to comment 35 from our letter dated July 22, 2011. We further note that you considered historical operating losses, losses expected in future years, and the absence of reliable income forecasts as negative evidence in support of a full valuation allowance against deferred tax assets attributable to net loss carryforwards. Tell us your basis for developing income forecasts and cash flow projections in testing goodwill for impairment and whether the underlying assumptions differ from, or are consistent with, your tax projections.

Response:

        The Company based its income forecasts and cash flow projections on historical trends, perceived market opportunity and expected customer behavior. The underlying assumptions are consistent with projections used for tax projections. The Company expects the acquisitions to become profitable in the future, but ASC 740-10-30-21 indicates that it is difficult to avoid a valuation allowance when there is negative evidence such as cumulative losses in recent years. A projection of future income is inherently subjective and generally is not sufficient to overcome negative evidence that includes cumulative losses in recent years, particularly if the projected future income is dependent on an anticipated operating profitability that has not been demonstrated.

Comment No. 19

        Please provide us a detailed explanation of the results of your goodwill impairment test during the fourth quarter of 2010 pursuant to ASC 350-20-35 to support your conclusion that goodwill was not impaired.

Response:

        The Company advises the Staff that all of its goodwill was recognized in 2010 from acquisitions that were made during that year. Over 80% of the consolidated goodwill is related to international acquisitions. The Company began its international expansion in May 2010 by acquiring CityDeal and made several other acquisitions in the third and fourth quarters of 2010. The acquisition prices were deemed to be fair value. Impairment immediately after an acquisition would not be expected because the subsequent impairment analysis would be based on market participant assumptions similar to those used in the initial valuation of the acquired business. The Company's evaluation of goodwill impairment in the fourth quarter of 2010 focused on the following factors:

  •
  During 2010, the Company's value increased at a rapid pace as indicated by the multiple common stock valuations completed. The valuations attribute a significant portion of the increase in the Company's value to its international growth achieved by the acquisitions.

  •
  In hindsight, the projections provided to the Company at the time of the acquisitions used to determine a purchase price were conservative. Revenue growth was significantly in excess of the amounts projected.

  •
  The goodwill related to acquisitions in North America was allocated to an existing reporting unit with no goodwill; therefore, the implied fair value included the appreciation of the existing business.

  •
  As evidenced by the multiple valuations completed during 2010, the fair value of the Company far exceeds the carrying value of the Company including goodwill.

Comment No. 20

        Tell us whether you performed an interim goodwill impairment test as of June 30, 2011 and your consideration of any impairment indicators. Within the goodwill section of your Critical Accounting Policies and Estimates, please disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:

  •
  The percentage by which fair value exceeded carrying value as of the most recent step-one test,

  •
  The amount of goodwill allocated to the unit,

  •
  A description of the methodology used to determine fair value,

  •
  A description of key assumptions used and how the key assumptions were determined, and

  •
  A discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

Response:

        In accordance with ASC 350, goodwill of a reporting unit must be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. While not an exhaustive list, examples of such events or circumstances include:

  •
  a significant adverse change in legal factors or in the business climate;

  •
  an adverse action or assessment by a regulator;

  •
  unanticipated competition;

  •
  a loss of key personnel;

  •
  a more-likely-than-not expectation that a reporting unit, or a significant portion of a reporting unit, will be sold or otherwise disposed of;

  •
  the testing for recoverability under Statement 144 of a significant asset group within a reporting unit; and

  •
  recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit.

        In addition, ASC 350 requires that goodwill be tested for impairment after a portion of goodwill has been allocated to a business to be disposed of.

        The Company has a process in place to monitor whether it is more likely than not that the fair value of a reporting unit has fallen below the carrying amount. During the six months ended June 30, 2011, the Company examined all events and circumstances discussed in ASC 350. The Company noted no events or circumstances that would indicate it is more likely than not that the fair value of a reporting unit has fallen below the carrying amount. The Company acknowledges that it has experienced operating losses and management expects losses to continue for a period of time given the Company is still in the start-up phase of its global expansion. However, the Company does not consider the losses to be indicative of impairment when balanced with the multiple valuations it has obtained during 2011. Fair value of the Company continued to far exceed the carrying value of goodwill; therefore, the Company concluded no reporting units are at risk for failing step one of the goodwill impairment analysis.

        The Company undertakes to affirmatively indicate in future filings whether any of its reporting units is at potential risk of failing step one of its goodwill impairment analysis and, if that is the case, to provide the additional disclosures noted in the Staff's comment.

Condensed Consolidated Balance Sheets, page F-47

Comment No. 21

  Tell us the nature of your accounts receivable and the reason for its increase.

Response:

        The Company advises the Staff that its accounts receivable primarily relate to amounts due from credit card processors. The increase in accounts receivable is attributable to the increase in the Company's revenue and the timing of receipt of cash from the credit card processors. The Company has expanded its disclosure on page 64 of the Registration Statement accordingly.

14. Segment Information, page F-72

Comment No. 22

        As presented, your International segment accounts for a significant portion of your total assets. Tell us the nature of such assets. If it includes most of your cash and accounts receivable, please expand your MD&A to separately discuss your cash flows from continuing operations for both the North American and International segments, or tell us why such discussion is not useful to investors. Additionally please state, if true, that you need to accrue and pay taxes if your foreign cash holdings are repatriated; and that you do not intend to repatriate such holdings.

Response:

        The Company advises the Staff that the assets for its International segment include goodwill, intangible assets, deferred income taxes, cash and accounts receivable. The Company's International segment includes a proportionate amount of cash relative to operations. The accounts receivable of the Company primarily relate to amounts due from credit card processors. The accounts receivable related to the Company's International segment are a significant portion of total accounts receivable, due to the timing of the receipt of cash from the credit card processors. The Company has expanded its disclosure on page 64 of the Registration Statement to disclose this effect on cash flows from continuing operations for both the North America and International segments.

        The Company would be required to accrue and pay taxes if its foreign cash holdings are repatriated. The Company does not intend to repatriate such holdings.

Exhibit 21.1

Comment No. 23

  Please file this exhibit with your next amendment to facilitate our review.

Response:

        The Company advises the Staff that it has filed Exhibit 21.1 with Amendment No. 3.

Additional Comments

        Set forth below are the responses of the Company to certain comments of the Staff raised during a telephone call on September 21, 2011 among the Staff, representatives of the Company, Ernst & Young LLP and Winston & Strawn LLP relating to the Company's financial statement presentation and the repurchase by the Company of certain shares of Company common stock. For convenience of reference, the text of the comments made by the Staff during the September 21st telephone call has been reproduced in italicized type below.

Comment No. 1

        Disclose the Company's accounting policy with respect to cost of revenue. Also, supplementally advise the Staff of the basis on which a determination was made to include or exclude costs from such line item, including costs relating to marketing and website operation and maintenance.

Response:

        Cost of revenue is primarily comprised of direct costs incurred to generate revenue, including costs related to refunds provided to customers under the Groupon Promise, credit card processing fees and other processing costs. Credit card processing fees and other processing costs are expensed as incurred. At the time of sale, the Company records a liability for estimated costs to provide refunds under the Groupon Promise based upon historical experience. These costs are generally variable in nature and are primarily driven by transaction volume.

        The Company considered whether any other costs should be presented as a cost of revenue. As part of this evaluation, the Company reviewed costs for marketing, website operation and development, payroll for customer service, commissions, depreciation and amortization and facilities and other overhead costs. The Company determined that these costs were not directly attributable to the current period revenue. These costs were determined to benefit both current and future sales. Costs incurred to write the script for each daily deal (editorial type costs), which are written by certain personnel as one of their many functions, are not tracked separately. The personnel work with the salesforce to determine how to market potential deals, including some deals that are never run on the website. As a result, the Company determined that these costs are akin to an advertising function and not directly attributable to cost of revenue.

Comment No. 2

        The Staff noted the Company's intent to recognize revenue upon the purchase of a Groupon. Supplementally advise the Staff of the remaining obligations the Company has with respect to Groupons sold and the Company's basis for concluding that such obligations are not of a nature that would make it more appropriate to defer recognition of revenue until the performance or redemption of the Groupon.

Response:

        The Company advises the Staff that once the Groupon has been electronically delivered to the purchaser and a real-time listing of Groupons sold has been made available to the merchant, the criteria for revenue recognition have been met. As of this time, persuasive evidence of an arrangement exists; the arrangement fee is fixed or determinable, delivery has occurred, and collectability is reasonably assured. After such time, the Company's primary obligation to the merchant for which it is serving as an agent is maintaining a listing for purchasers and merchants. The Company regards that obligation as an administrative function and not an additional deliverable in the arrangement.

Comment No. 3

        The Staff notes the Company's response to Comment 16 provided in the Company's letter to the Staff dated September 16, 2011. The Staff believes it would be more appropriate to reverse the expense erroneously recognized in the second quarter of 2011 rather than adjust for such expense in the third quarter of 2011.

Response:

        The Company acknowledges the Staff's comment and has reversed the expense recognized in the second quarter of 2011. The Registration Statement has been revised accordingly.

*                   *                   *

        If you have any questions regarding any of the responses in this letter or Amendment No. 3, please call me at (312) 558-5979.

Respectfully submitted,
/s/ STEVEN J. GAVIN
Steven J. Gavin
Enclosures
cc:	Andrew D. Mason
David R. Schellhase
Matthew F. Bergmann

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